INTERNET CAPITAL GROUP, INC.

690 LEE ROAD, SUITE 310

WAYNE, PENNSYLVANIA 19087

October 2, 2009

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	Internet Capital Group, Inc.
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 29, 2009
File No. 001-16249

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Internet Capital Group, Inc.’s (“ICG’s”) (1) Form 10-K for the year ended December 31, 2008 and (2) Definitive Proxy Statement on Schedule 14A filed April 29, 2009 (“Proxy Statement”), as communicated to us in your letter of September 17, 2009. For your convenience, each of your comments and questions has been set forth directly above our applicable response.

Definitive Proxy Statement on Schedule 14A filed April 29, 2009

Compensation Discussion and Analysis

Elements of ICG’s Compensation Program

Bonuses, page 23

1.

We note in your response to comment 1 of our previous letter dated August 18, 2009 that you have requested the confidential treatment of your performance targets because you claim that investors’ knowledge of your key internal financial targets would not materially add to your public disclosure of company-specific revenue and EBITDA metrics; however, we continue to believe that disclosure of these targets are material to an investor’s understanding of the compensation committee’s compensation decisions for your named executive officers. Further, it remains unclear how investors and analysts making certain assumptions about such targets, which are derived from these widely-recognizable and customary financial metrics, could weaken your competitive position in the industry. Please revise your executive compensation disclosure in future filings to disclose such

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targets or, alternatively, please provide a more detailed legal analysis that explains how disclosure of such targets is likely to cause you significant competitive harm. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss in greater detail, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response:

ICG believes that disclosure of information regarding partner company-specific revenue and EBITDA metrics used in determining the bonus awards of ICG executives will cause substantial competitive harm to ICG, both directly and indirectly through harm to its partner companies, and, therefore, such information may be excluded from its public filings. ICG has omitted such specific quantitative performance targets from its Proxy Statement based on Instruction 4 to Item 402(b) of Regulation S-K, which states that a registrant is “not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” See also Instruction 2 to Item 402(e)(1) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K instructs that the standard for determining whether the disclosure of certain information would cause competitive harm to a registrant is the same as the standard for analyzing a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Rule 24b-2 incorporates the criteria from the Freedom of Information Act, as amended (the “Act”), pursuant to the exemption thereunder for trade secrets and commercial or financial information, 5 U.S.C. § 552(b)(4) (“Exemption 4”), and 17 C.F.R. § 200.80(b)(4) (1982), the corresponding Commission regulation. Specifically, Exemption 4 provides that the Act does not apply to matters that are “commercial or financial information obtained from a person and privileged or confidential.” In general, courts have allowed registrants to retain information confidentially “if disclosure of information is likely to . . . cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). Specifically, “[i]n order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf & Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979) (citing National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)). Federal courts have also considered information confidential if such information is of the type that would not customarily be released to the public by the person from whom it was obtained.” Sterling Drug, Inc. v. Fed. Trade Comm’n, 450 F.2d 698, 709 (D.C. Cir. 1971). Over time, courts have recognized certain information relating to business, commerce or trade to be confidential, including, but not limited to, profit and sales data, information from which competitors could derive profit margins, and revenue breakdown information. See, e.g., id. (holding that sales, cost and profit data was exempt from disclosure under the Act pursuant to Exemption 4); Burke Energy Corp. v. Dept. of

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Energy for the U.S., 583 F. Supp. 507, 511 (D. Kan. 1984) (discussing the types of commercial and financial information included within the exemption); Public Citizen Health Research Group v. Nat’l Inst. of Health, 209 F. Supp.2d 37, 48-49 (D.D.C. 2002) (noting that “information that competitors could use to derive a firm’s profit margin constitutes serious competitive harm”). Disclosure of the bonus target metrics for ICG’s partner companies would cause serious competitive harm and such information is therefore confidential commercial and financial information exempt from disclosure under the Act.

ICG is a holding company that acquires and builds Internet software and services companies, which it calls its partner companies. A key aspect of ICG’s business model is that ICG continuously acquire stakes in new partner companies. These partner companies are primarily privately-held companies in early stages of development, which have chosen to remain privately held as they focus on building their enterprises. ICG’s partner companies generally do not publicly disclose their financial goals or their financial results and hold such financial information confidential because they believe that such disclosure would result in substantial competitive harm. Indeed, due to the substantial competitive harm to ICG’s partner companies that would be caused by public disclosure, these companies generally condition ICG’s acquisition of an ownership interest upon ICG’s commitment to maintain the confidentiality of such financial information.

The target companies in which ICG seeks to acquire interests typically conduct competitive bidding processes to identify multiple potential investors and ultimately select one or more investors that will provide funding at a valuation and on terms that are in such target companies’ best interests. In connection with these bidding processes, including the initial stage of being invited to participate in the bidding and being afforded access to due diligence materials, ICG faces strong competition from private equity and venture capital firms. These private firms do not need to condition their funding on being permitted to publicly disclose the prospective target company’s financial information going forward. Requiring the disclosure of the revenue and EBITDA targets of ICG’s partner companies could affect ICG’s ability to participate in acquisition bidding processes if investment advisors are aware of such requirement and would negatively affect ICG’s likelihood of being selected as the winning bid, thus substantially harming ICG’s competitive position. As ICG seeks out and negotiates with potential acquisition targets, the targets and their stakeholders are often very concerned about the level of public disclosure that will be required regarding their companies if ICG becomes an equity holder. Management and other equity holders of prospective partner companies are often reluctant to sell securities to ICG if they believe that the partner company’s confidential financial targets and performance will be publicly disclosed. We believe, based on many years of experience in negotiating with prospective partner companies, that if ICG is required to disclose the financial metrics of its private partner companies in public filings, then in order to avoid public scrutiny, prospective partner companies will likely secure funding from financing sources other than ICG, in some cases even if such other sources place a lower valuation on the target company. As a result, ICG will be placed at a significant competitive disadvantage and its strategy to effectively deploy capital by acquiring interests in new partner companies will be impeded. If ICG is unable to acquire such additional interests because of acquisition targets’ concerns about disclosure of their financial targets, our business would be adversely impacted.

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The public disclosure of this information is also likely to cause substantial competitive harm to ICG’s partner companies themselves, particularly ICG’s core partner companies that drive ICG’s financial results and in which ICG’s management takes an active role in providing strategic direction and management assistance. This would, in turn, significantly harm ICG’s business, results of operations and financial condition. As disclosed in ICG’s Form 10-K for the year ended December 31, 2008, the information technology and Internet products market is rapidly evolving and highly competitive. ICG’s partner companies compete with established information systems and management consulting firms, as well as with traditional distribution channels and other online providers. Many of ICG’s partner companies, and in particular ICG’s core partner companies, compete with enterprises that are much larger and have access to significantly greater financial, technical and operational resources. The partner company-specific revenue and EBITDA metrics are highly sensitive and concern specific plans for our partner companies’ success in the software and services market. Disclosure of this information would provide competitors of ICG’s partner companies with clear information about the partner companies’ corporate strategies and approach to business that would not otherwise be available to the public or to the partner companies’ competitors and would give them the opportunity to alter their business strategies based on knowledge of ICG’s partner companies’ anticipated actions.

For example, public disclosure of ICG’s partner companies’ target revenue and EBITDA goals would also provide their competitors with insight into the pricing strategies and margins of these companies. This knowledge could allow these competitors to lower their prices to undercut the prices of our partner companies or to otherwise adjust pricing or other terms to more effectively compete with ICG’s partner company, which is likely to result in significant competitive harm. Furthermore, these partner companies believe, and ICG agrees, that disclosure of their financial goals would highlight to larger, more established competitors, customers and other counterparties that they are early stage companies with comparatively smaller revenues, which would (1) make it more difficult for these companies to attract new customers, who may be inclined to partner with a more established and financially secure competitor, and (2) give existing customers, particularly those existing customers who comprise a significant portion of a partner company’s revenue, significantly enhanced leverage with respect to price negotiations and other commercial arrangements. Private, smaller competitors with comparable levels of revenues to ICG’s partner companies would also gain a competitive advantage over ICG’s partner companies if ICG were required to disclose its partner companies’ revenue and EBITDA goals. Specifically, their corporate strategies and business goals would remain confidential while that of our partner companies would be subject to public scrutiny, including analysis by existing and prospective customers, suppliers and competitors, placing our partner companies at a significant competitive disadvantage.

Additionally, ICG and its partner companies could be competitively harmed if ICG publicly disclosed that one or more of its partner companies did not achieve ICG’s stated financial bonus goals. Such partner company-specific revenue and EBITDA bonus goals are tied to financial plans that are forward-looking and which ICG’s management and Compensation Committee view as aspirational and aggressive in nature. The financial bonus goals established by the

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Compensation Committee take into account a variety of factors, including financial and strategic information that is highly confidential and proprietary to ICG’s partner companies and is therefore treated as such. These bonus goals are not intended to be used as a proxy for judging the success or failure of any particular partner company. The rationale for establishing challenging bonus goals is to motivate ICG’s management and the management of ICG’s partner companies to achieve results that will benefit ICG’s stockholders. ICG has historically established aggressive bonus targets based on its understanding that these targets would not be subject to public scrutiny. If partner company-specific financial bonus goals are publicly disclosed, analysts and stockholders might view these goals as implied guidance, and the failure of its partner companies to meet these goals could have an immediate negative impact on ICG’s stock price. Moreover, ICG is concerned that if its partner companies fail to achieve these bonus goals, such failure would be subject to misinterpretation and misuse by competitors of our partner companies, who could seize upon such failure and communicate to the existing and potential customers, suppliers and business associates of these partner companies that the partner companies are not succeeding and that customers, suppliers, and other parties should seek alternatives with more financially-secure players in their respective industries. Such communications could cause substantial competitive harm, particularly if the public perception of failure is erroneous or misleading due to the fact that the missed bonus goals represent ICG’s financial aspirations rather than a partner company’s reasonable expectations. For example, if ICG were to disclose performance targets that were lower than prior years, a competitor might exploit the implications against ICG or its partner companies (e.g., a competitor or customer might conclude that an anticipated technology release by a partner company has been delayed, that a partner company is struggling and may be the subject of a potential takeover, or a competitor may identify an opportunity to hire away senior level staff), which would cause substantial competitive harm to the partner company and, ultimately, ICG.

The foregoing are just some examples that illustrate the substantial competitive harm that disclosure of our partner company specific bonus targets is likely to cause. Any of these consequences would significantly harm ICG’s business, results of operations and financial information. Because our partner companies’ revenue and EBITDA targets constitute confidential commercial and financial information, the disclosure of which would cause substantial competitive harm, such information need not be disclosed in accordance with Instruction 4 to Item 402(b) of Regulation S-K. Accordingly, we respectfully believe that ICG is justified in its non-disclosure of partner company-specific revenue and EBITDA performance targets in light of the competitive harm that such disclosure may cause.

ICG hereby confirms to the Staff that in future filings it will provide disclosure regarding how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.

ICG hereby acknowledges that:

—	ICG is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act;

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—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

—	ICG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 610-727-6870.

Sincerely,

/s/ R. KIRK MORGAN
R. Kirk Morgan
Chief Financial Officer